

02003215

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 47765

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


FEB 27 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Scudder Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 South Riverside Plaza

(No. and Street)

Chicago	Illinois	60606-5808
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J. McGovern — 212-326-6416

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP

(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas,	New York,	NY	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VA 3-21-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James J. McGovern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scudder Distributors, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Senior Vice President

Title



Notary Public

Notary Public, State of New York
No. 01CA5065792
Qualified in Queens County
Commission Expires September 16, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and Shareholders of
Scudder Distributors Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Scudder Distributors, Inc. (a wholly-owned subsidiary of Zurich Scudder Investments, Inc.) (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2002

SCUDDER DISTRIBUTORS, INC.
(a wholly owned subsidiary of Zurich Scudder Investments, Inc.)
Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$ 31,973,364
Administrative service and distribution fees receivable	16,895,044
Receivable from affiliate	1,346,835
Deferred tax asset	1,195,471
Other receivables	608,691
Other assets	880,934
Total assets	$ 52,900,339

Liabilities and Stockholders' Equity

Administrative service and distribution fees payable	$ 23,886,334
Payables to affiliates	8,283,456
Accounts payable and accrued expenses	2,045,018
Income tax liabilities	1,959,963
Commissions payable	822,455
Total liabilities	36,997,226
Stockholders' equity:	
Common stock:	
Class A, par value $1.00 per share Authorized, issued and outstanding, 1,000 shares	1,000
Class B, par value $.01 per share Authorized, issued and outstanding, 1,000 shares	10
Capital in excess of par value	7,570,900
Retained earnings	8,331,203
Total stockholders' equity	15,903,113
Total liabilities and stockholders' equity	$ 52,900,339

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

Organization

Scudder Distributors, Inc. (the "Company")(formerly known as Kemper Distributors, Inc.) was incorporated in Delaware on September 20, 1994 and is a registered broker-dealer in securities. The Company is an indirect wholly-owned subsidiary of Zurich Scudder Investments, Inc. ("ZSI" or "Parent"), a majority owned subsidiary of Zurich Financial Services Group ("Zurich"). The Company is an underwriter and distributor of mutual funds which are managed by the Parent.

On December 4, 2001, Zurich signed a definitive agreement with Deutsche Bank AG ("DB") to sell ZSI to DB ("DB Acquisition") in a transaction expected to close in the first half of 2002.

Customer Accounts

The Company does not carry customer accounts. Accordingly, the Company meets the exemptive provisions of the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3) under Section (K)(1).

Cash Equivalents

Cash equivalents represent investments in affiliated Scudder money market mutual funds stated at net asset value. The Parent is the investment adviser for these funds.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Common stock

The Company has two classes of common stock. The Parent holds all Class B non-voting shares and 50% of the Class A voting shares and a direct subsidiary of the Parent holds the remaining 50% of the class A voting shares.

(Continued)

SCUDDER DISTRIBUTORS, INC.
(a wholly owned subsidiary of Zurich Scudder Investments, Inc.)
Notes to Statement of Financial Condition

(1), Continued

Administrative Service and Distribution Fee Receivable and Payable

The Company earns administrative service fees for Class A, B and C mutual fund shares and 12b-1 distribution fees from Class C mutual fund shares. These fees are paid by the Company to securities brokers and dealers, who sell the Parent managed mutual funds.

Income Taxes

The Company is included in the consolidated Federal income tax return of its Parent. The Company files state and local income tax returns on a combined basis with the Parent and other affiliates.

The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities.

(2) Related Party Transactions

The Company is charged a corporate service fee for the utilization of ZSI's employees based upon employee time spent and a pro rata share of general and administrative expenses.

The Company has assigned its rights, title and interest to 12b-1 distribution fees on Class B shares and contingent deferred sales charges on Class A, B and C shares to ZSI, through May 2001 and to Scudder Investments Marketing Services ("SIMS", a wholly owned subsidiary of ZSI), thereafter.

(Continued)

SCUDDER DISTRIBUTORS, INC.
(a wholly owned subsidiary of Zurich Scudder Investments, Inc.)
Notes to Statement of Financial Condition

(3) Income Taxes

The components of income tax assets (liabilities) at December 31, 2001 are as follows:

Current:	
Federal	$ (1,921,999)
State and local	(37,964)
	(1,959,963)
Deferred:	
Federal	1,161,937
State and local	33,534
	1,195,471
Total	$ (764,492)

The components of the net deferred tax assets at December 31, 2001 are as follows:

Deferred tax assets relating to:	
Pension	$ 1,173,674
State income taxes	33,534
Other	(11,737)
Total deferred tax asset, net	$ 1,195,471

The future realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes it is more likely than not that the Company will realize the benefit of these future tax deductions.

(Continued)

SCUDDER DISTRIBUTORS, INC.
(a wholly owned subsidiary of Zurich Scudder Investments, Inc.)
Notes to Statement of Financial Condition

(4) Employee Benefit Plans

The Zurich Scudder Investments, Inc. Defined Benefit Plan and Trust ("DBP") covers substantially all employees of the Company. The benefits are based on years of service and the employee's compensation. The Parent's funding policy is to contribute annually to DBP the maximum amount that can be deducted for Federal income tax purposes. The Company has frozen this plan effective December 31, 2001. No new participants will be added and benefit levels have been frozen at the 2001 levels. The status of this plan after the DB Acquisition has not been determined.

The Zurich Scudder Investments Profit Sharing and 401(k) Plan Trust ("PSk") enables all employees who are salaried and scheduled to work at least 20 hours per week to be eligible to participate. These contributions are invested in accordance with an election made by the participant. Combined contributions to PSk for any calendar year are limited by statute to $30,000 per participant. The contributions to PSk are discretionary and are contributed at a rate up to 3% of such participants' aggregate eligible compensation. The Company makes no contribution to the 401(k) part of PSk. The status of this plan after the DB Acquisition has not been determined.

The Money Purchase Plan ("MPP") covers all employees of ZSI and its subsidiaries (the "Employer") who are salaried, scheduled to work at least 20 hours per week and have completed at least 1,000 hours of service within any twelve month period. Semiannual Employer contributions are allocated to the accounts of eligible participants at an annual rate of 12% of such participants' aggregate eligible compensation. The status of this plan after the DB Acquisition has not been determined.

The Executive Defined Contribution Plan (the "DC Plan") was established to fund retirement benefits for certain key employees. Under the terms of the DC Plan, amounts allocated to employees vest 15% on each of the first four anniversaries of the allocation date, and the remaining 40% will vest on the fifth such anniversary. Upon the change of control for the DB Acquisition, all participants will fully vest in this plan and the plan will be terminated and all amounts owed to participants will be distributed.

(Continued)

SCUDDER DISTRIBUTORS, INC.
(a wholly owned subsidiary of Zurich Scudder Investments, Inc.)
Notes to Statement of Financial Condition

(4) Continued

The Supplemental Employee Retirement Plan ("SERP") is an unfunded nonqualified deferred compensation plan. SERP is maintained primarily for the purpose of providing deferred compensation for a select group of key employees. Upon the change of control for the DB Acquisition, all participants will fully vest in this plan and the plan will be terminated and all amounts owed to participants will be distributed.

The Zurich Scudder Investments Excess Retirement Plan ("ERP"), established in 1999, is a funded non-qualified benefit plan. ERP is maintained primarily for the purpose of providing eligible employees with retirement plan contributions in excess of the annual contributions that may be made by either or both the MPP and PSk due to the limitations of the Internal Revenue Code of 1986, as amended. Upon the change of control for the DB Acquisition, all participants will fully vest in this plan and the plan will be terminated and all amounts owed to participants will be distributed.

Zurich Scudder Investments Long-Term Incentive Plan ("LTIP"), established in 1999, compensates key employees by granting them stock-equivalent and equity appreciation rights. Awards vest, and are expensed, over a three-year period. Participants may be paid in cash or stock in accordance with LTIP's provisions.

The Company does not provide any other postretirement benefits to its employees.

(5) Regulatory Requirements – Net Capital

Pursuant to the SEC's Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain minimum net capital. The Company computes its required net capital using the alternative method. As of December 31, 2001, the Company's net capital, required net capital and excess net capital were $8,979,995, $250,000 and $8,729,995, respectively.

SCUDDER DISTRIBUTORS, INC.
(formerly known as Kemper Distributors, Inc.)
(a wholly owned subsidiary of Zurich Scudder Investments, Inc.)


RECEIVED
FEB 27 2002
143

Statement of Financial Condition

December 31, 2001

(With Report of Independent Accountants' Thereon)